

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2019

David T. Evans
Chief Financial Officer
Cardlytics, Inc.
675 Ponce de Leon Ave. NE
Suite 6000
Atlanta, GA 30308

  Re: Cardlytics, Inc.
   Form 10-K for the year ended December 31, 2018
   Filed March 5, 2019
   File No. 001-38386

Dear Mr. Evans:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Information Technologies
      and Services